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                                        INGERSOLL-RAND COMPANY                       EXHIBIT 12
                          COMPUTATIONS  OF RATIOS OF EARNINGS TO  FIXED  CHARGES     Page 1 of 2
                                     (Dollar Amounts in Millions)

                                                                 Years     Ended
December 31,
Fixed charges:                                    1996       1995       1994        1993       1992
  Interest expense...........................    $122.4    $ 90.0     $ 46.9      $ 60.2    $  64.7
  Amortization of debt discount and expense..      1.5         .8         .4          .7         .3
  Rentals (one-third of rentals).............     22.4       21.6       18.8        19.4       20.8
  Capitalized interest.......................      4.6        3.6        3.2         3.1        3.5
Total fixed charges..........................    $150.9    $116.0     $ 69.3      $ 83.4    $  89.3

Net earnings (loss)..........................   $358.0     $270.3     $211.1      $142.5    $(234.4)
Add:   Minority income (loss) of majority-
         owned subsidiaries..................     18.9       14.5       15.1        13.6      (33.2)
       Taxes on income.......................    210.3      158.9      118.8        90.0       67.4
       Fixed charges.........................    150.9      116.0       69.3        83.4       89.3
       Effect of accounting changes..........       --         --         --        21.0      350.0
Less:  Capitalized interest..................      4.6        3.6        3.2         3.0        3.4
       Undistributed earnings (losses) from
         less than 50% owned affiliates......    (23.1)      33.3       33.3        40.0       16.6
Earnings available for fixed charges ........   $756.6     $522.8     $377.8      $307.5    $ 219.1

Ratio of earnings to fixed charges ..........     5.01(1)    4.51       5.46        3.69(2)    2.45(3)
Undistributed earnings (losses) from less
    than 50% owned affiliates:
  Equity in earnings (losses)................   $ 36.4     $ 36.6     $ 36.6      $ 42.1    $  17.9
    Less:  Amounts distributed...............     59.5        3.3        3.3         2.1        1.3
  Undistributed earnings (losses) from
    less-than 50% owned affiliates...........   $(23.1)    $ 33.3     $ 33.3      $ 40.0    $  16.6

(1)  The 1996 calculation includes the effect of a $42.4 million pretax charge mainly relating to the realignment of the company's foreign operations.  The 1996 calculation also includes the $55 million of pretax income relating to the sales of the Process Systems Group.
(2)  The 1993 calculation includes the effect of the $5 million pretax charge relating to the restructure of the company's underground mining machinery business.  Excluding this amount, the ratio would have been 3.75.


                                        INGERSOLL-RAND COMPANY                       EXHIBIT 12
                          COMPUTATIONS  OF RATIOS OF EARNINGS TO  FIXED  CHARGES     Page 2 of 2
                                     (Dollar Amounts in Millions)


(3)  The company's portion of the earnings and fixed charges of the
     Dresser-Rand Company are included through September 30, 1992.   Effective
     October 1, 1992, the company's ownership interest in the Dresser-Rand Company was reduced from 50% to 49%. The 1992 calculation includes (i) the effect of the $10 million pretax charge relating to the restructure of the company's aerospace bearings business and (ii) the full effect of the $70 million pretax restructure of operations charge relating to the Ingersoll-Dresser Pump Company. Excluding the 1992 restructure charges the ratio would have been 3.35.

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